NO ACT

PE
2-23-09

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

09038717

March 11, 2009

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-11-09

Cara E. Bradley
Choate Hall & Stewart LLP
Two International Place
Boston, MA 02110

Re: NV Energy, Inc.
Incoming letter dated February 23, 2009

Dear Ms. Bradley:

This is in response to your letter dated March 3, 2009 and a letter from Paul J. Kaleta dated February 23, 2009 concerning the shareholder proposal submitted to NV Energy by Gerald R. Armstrong. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Gerald R. Armstrong

FISMA & OMB Memorandum M-07-16

March 11, 2009

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: NV Energy, Inc.
Incoming letter dated February 23, 2009

The proposal requests that the board take the steps necessary to eliminate the classification of terms of the board of directors to require that all directors stand for election annually.

There appears to be some basis for your view that NV Energy may exclude the proposal under rule 14a-8(i)(10). We note in particular your representation that NV Energy must receive shareholder approval in order to declassify the board and that shareholders will be provided the opportunity to give that approval at NV Energy's 2009 Annual Meeting. Accordingly, we will not recommend enforcement action to the Commission if NV Energy omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which NV Energy relies.

We note that NV Energy did not file its statement of objections to including the proposal in its proxy materials at least 80 days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we do not waive the 80-day requirement.

Sincerely,

Carmen Moncada-Terry
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

CHOATE

CHOATE HALL & STEWART LLP

SEC Mail Processing
Section

MAR 04 2009

Washington, DC
110

Cara E. Bradley
(617) 248-5268
cbradley@choate.com

RECEIVED
2009 MAR -6 PM 12: 35
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

March 3, 2009

Via E-mail (shareholderproposals@sec.gov)
and Overnight Mail
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Re: **NV Energy, Inc. – Withdraw of No Action Request Regarding Shareholder Proposal from Gerald R. Armstrong**

Ladies and Gentlemen:

On behalf of our client, NV Energy, Inc. (the "**Company**"), we hereby withdraw our letter dated February 23, 2009 to the staff of the Division of Corporation Finance (the "**Staff**") of the Securities and Exchange Commission (the "**Commission**") requesting that the Staff not recommend to the Commission that any enforcement action be taken if the Company excludes a shareholder proposal (the "**Shareholder Proposal**") submitted to the Company by Gerald R. Armstrong for inclusion in the Company's proxy materials for the 2009 annual meeting of shareholders. On February 26, 2009, Paul J. Kaleta, the Company's Corporate Senior Vice President and General Counsel, held a telephone conversation with Mr. Armstrong during which Mr. Armstrong confirmed that the Shareholder Proposal is withdrawn. Attached please find Exhibit A, which is a letter from Mr. Kaleta to Mr. Armstrong memorializing this conversation and confirming that the Shareholder Proposal has been withdrawn.

If you have any questions regarding this matter or require additional information, please feel free to contact me at 617-248-5268.

Sincerely,

Cara Bradley

Cara E. Bradley
Enc.

4424273v1

EXHIBIT A

NVEnergy

SEC Mail Processing
Section

MAR 04 2009

Washington, DC
110

PAUL J. KALETA CORPORATE SENIOR VICE PRESIDENT, GENERAL COUNSEL & SECRETARY
pkaleta@nvenergy.com T 702.402.5690 F 702.402.5300

February 27, 2009

Via Facsimile and FedEx Overnight

Mr. Gerald R. Armstrong

FISMA & OMB Memorandum M-07-16

Dear Mr. Armstrong:

I am writing to follow up our conversation of yesterday regarding the Board's decision to recommend shareholder approval of an amendment to the Company's Articles to provide for the annual election of directors. In our conversation, you indicated that you would withdraw your shareholder proposal if the Company would explicitly provide in its proxy materials for the upcoming Annual Meeting that, if a shareholder returns a proxy card that omits any direction as to how to vote with respect to the proposal to amend the Articles to provide for annual election of directors, the shares of such shareholder will be voted "for" the proposed amendment to the Articles. Although that condition was not set forth in your shareholder proposal or in the cover letter that accompanied it, I am by this letter confirming to you that the Company will so provide in its proxy materials.

Since this confirmation satisfies your condition for withdrawing your shareholder proposal, the Company deems your proposal to be withdrawn.

Thank you for your time and for your interest in the Company.

Sincerely,

Paul J. Kaleta

Paul J. Kaleta

cc: Securities and Exchange Commission

4423041v1

NVEnergy

February 23, 2009

<u>**Via E-mail (shareholderproposals@sec.gov)**</u>
<u>**and Overnight Mail**</u>
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Re: NV Energy, Inc. – Exclusion of Shareholder Proposal from Gerald R. Armstrong Regarding Annual Election of Directors

Ladies and Gentlemen:

NV Energy, Inc. (the "**Company**") has received a shareholder proposal from Gerald R. Armstrong (the "**Shareholder Proposal**"), for inclusion in the Company's proxy materials for the 2009 annual meeting of shareholders (the "**2009 Annual Meeting**"). A copy of the Shareholder Proposal and written correspondence from Mr. Armstrong is attached as <u>Exhibit A</u> to this letter.

The Company intends to exclude the Shareholder Proposal from its proxy materials for the 2009 Annual Meeting for the reasons set forth below and respectfully requests that the staff of the Division of Corporation Finance (the "**Staff**") confirm that it will not recommend enforcement action by the Securities and Exchange Commission against the Company upon such exclusion.

For the reasons described below, the Company is requesting a waiver of the 80 day submission requirement. Accordingly, we respectfully request your attention to this matter as soon as possible.

Pursuant to Rule 14a-8(j)(2) under the Securities and Exchange Act of 1934, enclosed with this letter are six paper copies of the letter, the Shareholder Proposal and written correspondence from Mr. Armstrong (attached as Exhibit A to this letter).

Background

The Company's articles of incorporation (the "**Articles**") and bylaws currently provide that the members of the Company's board of directors (the "**Board**") shall be elected for three-year terms of office. The Board is divided into three classes, and the terms of each class are staggered so that only one class of directors stands for election in any one year.

On November 19, 2008, the Company received the Shareholder Proposal from Mr. Armstrong, which contains a resolution for the following:

"That the shareholders of [NV ENERGY, INC.] request its Board of Directors to take the steps necessary to eliminate classifications of terms of its Board of Directors to require that all Directors stand for election annually. The Board declassification shall be completed in a manner that does not affect the unexpired terms of the previously-elected Directors."

In the cover letter accompanying the proposal, Mr. Armstrong stated that he would "be pleased to withdraw the resolution if a sufficient amendment is supported by the board of directors and presented accordingly." In the Fall of 2008, Mr. Armstrong was contacted by the undersigned via telephone and advised that the Company's Board would consider the matter of declassification at its regularly scheduled Board meeting on February 6, 2009 and that Mr. Armstrong would be advised of the action taken by the Board. Mr. Armstrong, consistent with the statement in his cover letter, stated that he would not seek to include the Shareholder Proposal if the Board agreed to seek to amend the Article to provide for the annual election of Directors. The Company was prepared to include the Shareholder Proposal in the proxy materials if the Board did not seek to so amend the Articles.

On February 6, 2009, the Board met and voted to recommend that the Company's shareholders approve an amendment to the Articles to eliminate the classification of the Board of Directors and to provide for the annual election by the shareholders of each Director beginning at the annual meeting of the shareholders to be held in 2010 (the **"Company Proposal"**). The proposed declassification would be completed in a manner that would not affect the unexpired terms of any previously-elected director. The Board directed that the Company Proposal be included in the proxy materials for the 2009 Annual Meeting scheduled to be held on April 30, 2009.

Following the February 6, 2009 Board meeting, the Company communicated with Mr. Armstrong in writing the Board's intent to submit its own proposal to declassify the Board to the Company's shareholders and attempted to contact him by phone. Although Mr. Armstrong indicated in his original letter that he would be pleased to withdraw his proposal if a sufficient amendment was supported by the Board and presented to the shareholders, and the Company believes that the Company Proposal conforms with Mr. Armstrong's Shareholder Proposal, Mr. Armstrong has not responded to the Company's requests for him to confirm the withdrawal of his proposal.

The Shareholder Proposal may be omitted under Rule 14a-8(i)(10) because it has been substantially implemented by the Company.

Rule 14a-8(i)(10) provides that the exclusion of a shareholder proposal is permitted "if the company has already substantially implemented the proposal." The Shareholder Proposal asks that the Board "take those steps necessary" to require that all directors stand for election annually. The Board has already taken those necessary steps by resolving to submit an amendment to the Articles for shareholder approval at the 2009 Annual Meeting. Shareholder approval is required to effect such an amendment under the relevant provisions of the Articles. If the Company's shareholders approve the amendment to the Articles, annual election of directors will be phased in beginning with those directors elected at the 2010 Annual Meeting, so as not to affect the unexpired terms of the previously elected directors.

The Staff has consistently confirmed that it will not recommend enforcement action when proposals are excluded under similar circumstances. *See, for example, UCBH Holdings, Inc. (February 11, 2008).* In UCBH Holdings, Inc., the company had received a similar proposal from Mr. Armstrong, and had already approved the inclusion of a binding proposal to declassify its Board in its proxy materials. The Staff noted that UCBH Holdings, Inc. must receive shareholder approval in order to declassify its board of directors, and the shareholders would provided the opportunity to vote on the matter at the next annual meeting. The Staff reached similar conclusions in *Staples, Inc. (March 31, 2006)* and *Raytheon Company (February 11, 2005).*

The Shareholder Proposal requests that the Board "take those steps necessary" to require that all members of the Board be elected annually. By including the Company Proposal in the proxy materials for the 2009 Annual Meeting, the Company has substantially implemented the Shareholder Proposal and therefore may exclude the Shareholder Proposal from the proxy materials for the 2009 Annual Meeting pursuant to Rule 14a-8(i)(10).

The Shareholder Proposal may be omitted under Rule 14a-8(i)(9) because it directly conflicts with the Company Proposal to be submitted to shareholders at the 2009 Annual Meeting.

Rule 14a-8(i)(9) provides that the exclusion of a shareholder proposal is permitted if the proposal "directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Staff has previously recommend "no-action" when a company seeks to exclude a shareholder proposal that, if submitted along with a company sponsored proposal, would present alternative and conflicting decisions for shareholders and could provide inconsistent and ambiguous voting results. *See, for example, Croghan Bancshares, Inc. (March 13, 2002)* and *Phillips-Van Heusen Corp. (April 21, 2000)*.

The Shareholder Proposal directly conflicts with the Company Proposal, which will be included in the proxy materials for the 2009 Annual Meeting. The Shareholder Proposal requests that the Board "take those steps necessary" to require that all directors stand for election annually. If approved by the shareholders, the Company Proposal will provide for the annual election of directors, to be phased in over a three year period. If both proposals are included in the proxy materials, shareholders would be faced with the proposition of either declassifying the Board or requesting that the Board take those steps necessary for declassification, which could be confusing to shareholders because it would suggest that the Board has not taken the necessary steps to eliminate classifications of terms on its Board. Furthermore, if both proposals are presented to the shareholders, and the shareholders approve the Shareholder Proposal, but reject the Company Proposal, this would result in an unclear and inconsistent mandate from shareholders from which the Board would have difficulty determining how to proceed.

Moreover, it would not serve the interests of shareholders for the Company to withdraw its own binding proposal. If the Company were to do so, the shareholders would once again be presented with a non-binding resolution to declassify the Board, rather than being afforded the opportunity to approve a binding resolution to accomplish the same result. Rather than delaying a binding vote for another year, the Board has determined that it is in the best interests of the shareholders to present the Company's binding resolution to declassify the Board for approval at the 2009 Annual Meeting.

The Shareholder Proposal directly conflicts with the Company Proposal, and including both in the proxy materials for the 2009 Annual Meeting could lead to inconsistent and ambiguous voting results; therefore, the Shareholder Proposal may be excluded from the proxy materials for the 2009 Annual Meeting pursuant to Rule 14a-8(i)(9).

Waiver of the 80-Day Submission Requirement

The Company hereby requests permission to file this submission less than 80 calendar days prior to the March 20, 2009 anticipated filing date of the definitive proxy materials for the 2009 Annual Meeting scheduled for April 30, 2009. Rule 14a-8(j)(1) provides that if a company intends to exclude a proposal from its proxy materials, it must file its reasons with the Securities and Exchange Commission no later than 80 calendar days before it files its definitive proxy materials; provided, however, that the Staff may permit the company to make its submission later than this deadline upon the demonstration of "good cause."

The Company believes that it has good cause to file this submission less than 80 calendar days prior to the anticipated filing date of the definitive proxy materials for the 2009 Annual Meeting because it was not possible to file this submission prior to the submission deadline. The basis for the Company's exclusion of the Shareholder Proposal first arose on February 6, 2009, after the Board approved the Company Proposal, which was after the submission deadline. When the Board approved the Company Proposal, they believed that they had implemented the Shareholder Proposal. After notifying Mr. Armstrong about the inclusion of the Company Proposal in the proxy materials for the 2009 Annual Meeting, the Company fully expected, based on prior oral and written representations from Mr. Armstrong, that Mr. Armstrong would confirm the withdrawal of the Shareholder Proposal, eliminating any need for the formal exclusion process under Rule 14a-8 that is the subject of this letter. Since he has not responded to the Company's repeated requests to confirm withdrawal despite his earlier indications that he would do so, the Company must respectfully request a waiver of the submission deadline.

Conclusion

As discussed above, the Company intends to exclude the Shareholder Proposal from its proxy materials for the 2009 Annual Meeting pursuant to (1) Rule 14a-8(i)(10) because the Company has substantially implemented the Shareholder Proposal and/or (2) Rule 14a-8(i)(9) because the Shareholder Proposal directly conflicts with the Company Proposal. Accordingly, the Company respectfully requests that the Staff confirm that it will not recommend any enforcement action upon such exclusion.

A copy of this letter is being mailed concurrently to Mr. Armstrong advising him of the Company's intention to exclude the Shareholder Proposal from its proxy materials for the 2009 Annual Meeting. The Company anticipates that the proxy materials for the 2009 Annual Meeting will be finalized for distribution with Broadridge on or about March 13, 2009. Accordingly, we would appreciate it greatly if the Staff could review and respond to this no-action request by March 12, 2009.

If you have any questions regarding this request, or if the Staff is unable to concur with the Company's conclusions with respect to the excludability of the Shareholder Proposal without additional information or discussion, the Company respectfully requests the opportunity to confer with members of the Staff prior to the issuance of a written response to this letter. Please feel free to contact me at (702) 402-5690 or pkaleta@nvenergy.com.

Sincerely,

/s/ Paul J. Kaleta

Paul J. Kaleta
Senior Vice President, General Counsel and Secretary

EXHIBIT A

FISMA & OMB Memorandum M-07-16

November 16, 2008

RECEIVED
NOV 19 2008
Paul J. Kaleta
Sr. VP, General Counsel & Corporate Secretary

Mr. Paul J. Kaleta, Corporate Secretary
SIERRA PACIFIC RESOURCES
Post Office Box 98910
Las Vegas, Nevada 89151

Greetings

Pursuant to Rule X-14 of the Securities and Exchange Commission, this letter is formal notice to the management of Sierra Pacific Resources, at the coming annual meeting in 2009, I, Gerald R. Armstrong, a shareholder for more than one year and the owner of 142.045 shares of voting stock, an amount which will likely be increased because of participation in the dividend reinvestment plan, and are shares which I intend to own for all of my life, will cause to be introduced from the floor of the meeting, the attached resolution.

I will be pleased to withdraw the resolution if a sufficient amendment is supported by the board of directors and presented accordingly.

I ask that, if management intends to oppose this resolution, my name, address, and telephone number--Gerald R. Armst***FISMA & OMB Memorandum M-07-16***
FISMA & OMB Memorandum M-07-16 ; together with the number of shares owned by me as recorded on the stock ledgers of the corporation, be printed in the proxy statement, together with the text of the resolution and the statement of reasons for introduction. I also ask that the substance of the resolution be included in the notice of the annual meeting and on management's form of proxy.

Yours for "Dividends and Democracy,"

Gerald R. Armstrong

Gerald R. Armstrong, Shareholder

RESOLUTION

That the shareholders of SIERRA PACIFIC RESOURCES request its Board of Directors to take the steps necessary to eliminate classification of terms of the Board of Directors to require that all Directors stand for election annually. The Board declassification shall be completed in a manner that does not affect the unexpired terms of the previously-elected Directors.

STATEMENT

In the last annual meeting, 91% of shares voted worth $1,867,466,927.07, were voted in favor of this proposal; however, our Board of Directors has failed to reconsider its past opposition of the proposal.

The proponent believes the election of directors is the strongest way that shareholders influence the directors of any corporation. Currently, our board of directors is divided into three classes with each class serving three-year terms. Because of this structure, shareholders may only vote for one-third of the directors each year. This is not in the best interest of shareholders because it reduces accountability.

Xcel Energy Inc., Devon Energy Corporation, ConocoPhillips, ONEOK, Inc. CenterPoint Energy, Inc., Hess Corporation have adopted this practice and it has been approved by shareholders at CH Energy Group, Inc., Central Vermont Public Service Corporation, Black Hills Corporation, Spectra Energy Corp., and several others, upon presentation of a similar resolution by the proponent during 2008. The proponent is a professional investor who has studied this issue carefully.

The performance of our management and our Board of Directors is now being more strongly tested due to economic conditions and the accountability for performance must be given to the shareholders whose capital has been entrusted in the form of share investments.

A study by researchers at Harvard Business School and the University of Pennsylvania's Wharton School titled "Corporate Governance and Equity Prices" (Quarterly Journal of Economics, February, 2003), looked at the relationship between corporate governance practices (including classified boards) and firm performance. The study found a significant positive link between governance practices favoring shareholders (such as annual directors election) and firm value.

While management may argue that directors need and deserve continuity, management should become aware that continuity and tenure may be best assured when their performance as directors is exemplary and is deemed beneficial to the best interests of the corporation and its shareholders.

The proponent regards as unfounded the concern expressed by some that annual election of all directors could leave companies without experienced directors in the event that all incumbents are voted out by shareholders. In the unlikely event that shareholders do vote to replace all directors, such a decision would express dissatisfaction with the incumbent directors and reflect the need for change.

If you agree that shareholders may benefit from greater accountability afforded by annual election of all directors, please vote "FOR" this proposal.